12/10/10 1852848-
001
$230.00 K #5278
tid: 2010493

ARTICLES OF INCORPORATION
OF
MERCURIUS BIOREFINING, INC.

The undersigned hereby executes the following Articles of Incorporation for the purpose of forming a corporation under the Washington Business Corporation Act (Revised Code of Washington, Title 23B)

ARTICLE I

Name

The name of this Corporation is MERCURIUS BIOREFINING, INC.

ARTICLE II

Capital Stock

A. *Authorized Capital.* The Corporation is authorized to issue a total of one hundred and fifty million (150,000,000) shares, consisting of one hundred million (100,000,000) shares to be designated "Common Stock", no par value and fifty million (50,000,000) shares to be designated "Preferred Stock", no par value. Subject to any rights expressly granted to Preferred Stock issued pursuant to Paragraph B of this Article, the Common Stock shall have all the rights ordinarily associated with common shares, including but not limited to general voting rights, general rights to dividends, and liquidation rights.

B. *Issuance of Preferred Stock in Series.* The Preferred Stock may be issued from time to time in one or more series in any manner permitted by law and these Articles of Incorporation, as determined from time to time by the Board of Directors and stated in the resolution or resolutions providing for its issuance, prior to the issuance of any shares thereof. The Board of Directors shall have the authority to fix and determine, subject to the provisions hereof, the rights and preferences of the shares of any series so established. Unless otherwise provided in the resolution establishing a series of shares of Preferred Stock, prior to the issuance of any shares of a series so established or to be established, the Board of Directors may by resolution amend the relative rights and preferences of the shares of such series, and, after the issuance of shares of a series whose number has been designated by the Board of Directors, the resolution establishing the series may be amended by the Board of Directors to decrease (but not below the number of shares of such series then outstanding) the number of shares of that series. Unless otherwise expressly provided in the designation of the rights and preferences of a series of Preferred Stock, a distribution in redemption or repurchase of shares of Common Stock or rights to acquire Common Stock held by a former employee, officer, director or consultant of the Corporation or any of its affiliates may be made, notwithstanding RCW 23B.06.400(2)(b), without regard to the preferential rights of holders of shares of Preferred Stock.

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C.   Consideration for Shares. The capital stock of the Corporation shall be issued for such consideration as shall be fixed from time to time by the Board of Directors. In the absence of fraud, the judgment of the Directors as to the value of any property or services received in full or partial payment for shares shall be conclusive. When shares are issued upon payment of the consideration fixed by the Board of Directors, such shares shall be taken to be fully paid and non-assessable.

ARTICLE III

No Preemptive Rights

Except as may otherwise be agreed to by the Board of Directors, no holder of any shares of this Corporation shall, solely by reason of being a shareholder, have any preemptive right to purchase, subscribe for or otherwise acquire any securities of this Corporation of any class or kind now or hereafter authorized.

ARTICLE IV

Number of Directors

This Corporation shall have at least one director, the actual number to be fixed in accordance with the Bylaws. If a vacancy occurs on the Board of Directors, including a vacancy resulting from an increase in the number of Directors, the Board of Directors may fill the vacancy by the affirmative vote of a majority of all the Directors in office. The shareholders may fill the vacancy only if there are no Directors in office.

ARTICLE V

No Cumulative Voting

The shareholders of this Corporation shall not be entitled to cumulative voting as to the election of any Directors.

ARTICLE VI

Shareholder Approval

The provisions of this Article VI are specifically intended to reduce the voting requirements otherwise prescribed under RCW 23B.10.030, 23B.11.030, 23B.12.020 and 23B.14.020, in accordance with RCW 23B.07.270. Any corporate action for which the Washington Business Corporation Act, as then in effect, would otherwise require approval by either a two-thirds vote of the shareholders of the Corporation or by a two-thirds vote of one or more voting groups shall be deemed approved by the shareholders or the voting group(s) if it is approved by the affirmative vote of the holders of a majority of shares entitled to vote or, if approval by voting groups is required, by the holders of a majority of shares of each voting group entitled to vote separately. Notwithstanding this Article VI, effect shall be given to any other provision of these Articles of Incorporation that specifically requires a greater vote for approval of any particular corporate action. In addition, except as otherwise provided in these Articles of Incorporation, as amended from time to time, the application of separate voting group rights under RCW 23B.10.040(1)(a), (e) or (f) or 23B.11.035 (or any related section concerning voting group rights as to mergers or share exchanges) is hereby explicitly denied.

ARTICLE VII

Shareholder Action Without Meeting

Any action that may be taken at a meeting of the shareholders may be taken without a meeting or a vote if (i) the action is taken by written consent delivered to the Corporation of all shareholders entitled to vote on the action or (ii) the action is taken by written consent delivered to the Corporation by the shareholders of the Corporation holding of record, or otherwise entitled to vote, in the aggregate not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on the action were present and voted and at the time the action is taken the corporation is not a public company. A notice of the taking of action by shareholders by less than unanimous written consent shall be given at least twenty-four (24) hours, or such longer period as is required by law, prior to the date the action becomes effective to those shareholders entitled to vote on the action who have not consented in writing, and, if required by law that notice of a meeting of shareholders to consider the action be given to nonvoting shareholders, to all nonvoting shareholders of the Corporation. Any such notice shall be in such form as may be required by applicable law. Any consent delivered to the Corporation pursuant to this Article shall be inserted in the minute book as if it were the minutes of a meeting of the shareholders. The provisions of this Article are intended to provide the authority referred to in RCW 23B.07.040(1)(a)(ii).

ARTICLE VIII

Quorum for Meetings of Shareholders

Except with respect to any greater requirement contained in these Articles of Incorporation or the Washington Business Corporation Act, one-third of the votes entitled to be cast on a matter by the holders of shares that, pursuant to the Articles of Incorporation or the Washington Business Corporation Act, are entitled to vote and be counted collectively upon such matter, represented in person or by proxy, shall constitute a quorum of such shares at a meeting of shareholders.

ARTICLE IX

Limitation on Director Liability

To the fullest extent permitted by Washington law and subject to the Bylaws of this Corporation, a director of this Corporation shall not be liable to the Corporation or its shareholders for monetary damages for his or her conduct as a director. Any amendment to or repeal of this Article shall not adversely affect any right of a director of this Corporation hereunder with respect to any acts or omissions of the director occurring prior to amendment or repeal.

ARTICLE X

Indemnification of Directors

To the fullest extent permitted by its Bylaws and Washington law, this Corporation is authorized to indemnify any of its directors. The Board of Directors shall be entitled to determine the terms of indemnification, including advance of expenses, and to give effect thereto through the adoption of Bylaws, approval of agreements, or by any other manner approved by the Board of Directors. Any amendment to or repeal of this Article shall not adversely affect any right of an individual with respect to any right to indemnification arising prior to such amendment or repeal.

ARTICLE XI

Registered Office and Registered Agent

The name of the registered agent of this Corporation and the street address of its registered office are as follows:

> Simon Brownlie
> 230 East Champion Street
> Bellingham, WA 98225

ARTICLE XII

Incorporator

The name and address of the incorporator is as follows:

Name   *Address*

Simon Brownlie   230 East Champion Street
                          Bellingham, WA 98225

DATED this 6th day of December, 2010.



Simon Brownlie
Incorporator

CONSENT TO APPOINTMENT AS REGISTERED AGENT

I, Simon Brownlie, hereby consent to serve as registered agent, in the State of Washington, for the following corporation: Mercurius Biorefining, Inc. I understand that as agent for the corporation, it will be my responsibility to accept service of process in the name of the corporation; to forward all mail and license renewals to the appropriate officer(s) of the corporation; and to immediately notify the Office of the Secretary of State of my resignation or of any changes in the address of the registered office of the corporation for which I am agent.

DATED: December 6, 2010



Simon Brownlie

230 East Champion Street
Bellingham, WA 98225